FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 6, 2005 regarding Hitachi’s response to specific media reports.

2.	Press release dated April 11, 2005 regarding Hitachi’s extraordinary items on unconsolidated basis in fiscal 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 18, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Responds to Specific Media Reports

TOKYO, Japan, April 6, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) wishes to respond to specific media reports alleging that it plans to seek shareholder approval in June for the adoption of a so-called “poison pill” provision.

Hitachi has a strong interest in various issues concerning so-called hostile takeovers and works to improve corporate governance. While Hitachi has studied various cases in Japan and overseas, it has not decided on any concrete plans against possible hostile takeovers, including making any proposal to the General Meeting of Shareholders.

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2003) consolidated sales totaled 8,634.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information, please visit http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi to Post Extraordinary Items on Unconsolidated Basis in Fiscal 2004

TOKYO, Japan, April 11, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501, “Hitachi”) today announced that it plans to post certain extraordinary items on an unconsolidated basis for fiscal 2004, ended March 31, 2005. Specifically, Hitachi plans to post an extraordinary gain on the sale of subsidiary and affiliated company shares, extraordinary loss for business restructuring and impairment losses on certain assets.

1. Extraordinary Gain on the Sale of Subsidiary and Affiliated Company Shares

Hitachi will record an extraordinary gain of approximately 41.8 billion yen for gains on the sale of subsidiary and affiliated company shares on an unconsolidated basis in the year ended March 31, 2005.

2. Extraordinary Loss for Business Structural Reforms

For the year ended March 31, 2005, Hitachi plans to record an extraordinary loss of approximately 46.2 billion yen on an unconsolidated basis relating to business restructuring. This charge relates mainly to an impairment loss on shares held in Fujitsu Hitachi Plasma Display Limited (“FHP”), an affiliated company involved in plasma display panel operations, and expenses associated with the implementation of measures such as business reorganization, realignment and streamlining to restructure digital media operations in Japan. The impairment loss on FHP shares is accounted on the basis after Hitachi undertook FHP’s new shares in March 2005 as part of actions to strengthen the plasma display business.

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3. Extraordinary Loss on Impairment of Assets

Hitachi will record an extraordinary loss of approximately 19.8 billion yen for impairment losses. This relates mainly to estimated unrecoverable amounts for shared assets that are now designated for leasing, and assets that Hitachi plans to sell because it will no longer use them.

About Hitachi

Hitachi, Ltd. (TSE: 6501 / NYSE:HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

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